Exhibit 20.1

To Our Shareholders,

I am pleased to report another successful year on the path to building a major enterprise in the burgeoning field of nanotechnology. We began the year by securing an additional $20 million in financing from institutional investors. The purpose of the capital infusion was to facilitate commercialization of products by our majority-owned subsidiaries and expand our portfolio of subsidiaries and university research collaborations.

We employed some of this capital to expand our activities in the nanomedical arena, where nanotechnology is enabling revolutionary approaches to treating disease. At the end of February 2006, our majority-owned subsidiary Insert Therapeutics received approval from the FDA to begin trials at the City of Hope with its first cancer product, IT-101. Phase I clinical trials commenced in the summer and are expected to be completed by mid 2007. In late FY 2006, Arrowhead was the lead investor in a $10 million financing for Insert Therapeutics which closed in October 2007.

RNAi enjoyed a heightened profile this year with the award of the Nobel Prize to its discoverers. We increased our ownership position in majority-owned subsidiary Calando Pharmaceuticals and committed an additional $10 million to further the development of its anti-cancer RNAi therapeutic. Calando is now performing preclinical studies and preparing to file an investigational new drug application with the FDA. The capital was provided to both Insert and Calando because they met their milestones in seeking to bring nanoparticle-based therapeutics to market.

We made a strategic decision to expand our presence in the new market opportunities being created by carbon nanotubes. NanoPolaris, our wholly owned subsidiary that consolidated exclusive rights to intellectual property covering carbon nanotubes, acquired the assets of Unidym, a company developing electronic products based on carbon nanotubes. NanoPolaris changed its name to Unidym and Arrowhead committed $7 million to scale the manufacturing process for Unidym’s first product.

In FY 2006, we continued to work with researchers at Caltech, Duke, and Stanford to further develop nanotechnologies to address different markets. We also expanded our research program by initiating a development agreement with the University of Florida for carbon-based printable electronics.

We believe Arrowhead is on course to generate significant value for our shareholders. In addition to our business and technical progress, we ended the year with a strong cash position to enable us to continue to implement our current and future objectives. In FY 2007, we expect to add to our portfolio of subsidiary companies, to announce the filing of a new IND application with the FDA to begin clinical trials of another drug candidate, to expand our university research program and to engage in several collaborative development deals with major corporations.

Sincerely,

/s/ R. Bruce Stewart
R. Bruce Stewart
Chairman & Chief Executive Officer